Exhibit 1

POINTER TELOCATION LTD. AND SUBSIDIARIES
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2013
IN U.S. DOLLARS
UNAUDITED

INDEX

Page

Interim Consolidated Balance Sheets	2 - 3

Interim Consolidated Statements of Operations	4 - 5

Interim Statements of Changes in Shareholders' Equity	6 - 7

Interim Consolidated Statements of Cash Flows	8 - 9

Notes to Interim Consolidated Financial Statements	10 - 21

POINTER TELOCATION LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2013	2012
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,405	$3,685
Restricted cash	98	108
Trade receivables	18,039	16,215
Other accounts receivable and prepaid expenses	2,312	2,069
Inventories	4,215	3,982

Total current assets	27,069	26,059

LONG-TERM ASSETS:
Long-term accounts receivable	527	582
Severance pay fund	9,812	9,034
Property and equipment, net	11,002	10,364
Investment and long term loans to affiliate	860	814
Other intangible assets, net	1,770	2,242
Goodwill	48,610	47,190

Total long-term assets	72,581	70,226

Total assets	$99,650	$96,285

The accompanying notes are an integral part of the interim consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2013	2012
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	$9,154	$11,129
Trade payables	10,965	11,248
Deferred revenues and customer advances	8,789	6,954
Other accounts payable and accrued expenses	6,955	7,251

Total current liabilities	35,863	36,582

LONG-TERM LIABILITIES:
Long-term loans from banks	8,907	9,339
Long-term loans from shareholders and others	1,083	925
Other long-term liabilities	4,315	3,765
Accrued severance pay	11,075	10,328

	25,380	24,357
COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Pointer Telocation Ltd's shareholders' equity:
Share capital -
Ordinary shares of NIS 3 par value -
Authorized: 8,000,000 shares at June 30, 2013 and December 31, 2012; Issued and outstanding: 5,555,558 shares at June 30, 2013 and December 31, 2012	3,871	3,871
Additional paid-in capital	120,680	120,290
Accumulated other comprehensive income	1,429	1,127
Accumulated deficit	(93,762)	(95,540)

Total Pointer Telocation Ltd's shareholders' equity	32,218	29,748

Non-controlling interest	6,189	5,598

Total equity	38,407	35,346

Total liabilities and shareholders' equity	$99,650	$96,285

The accompanying notes are an integral part of the interim consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

U.S. dollars in thousands (except per share data)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2013	2012	2013	2012	2012
	Unaudited
Revenues:
Products	$15,816	$15,516	$8,394	$7,691	$30,402
Services	29,564	27,258	14,841	13,475	54,430

Total revenues	45,380	42,774	23,235	21,166	84,832

Cost of revenues:
Products	9,198	9,280	4,817	4,655	17,988
Services	21,343	19,074	10,783	9,647	38,573
Amortization of intangible assets	-	121	-	61	181

Total cost of revenues	30,541	28,475	15,600	14,363	56,742

Gross profit	14,839	14,299	7,635	6,803	28,090

Operating expenses:
Research and development	1,470	1,389	800	673	2,716
Selling and marketing	4,894	4,445	2,569	2,186	9,067
General and administrative	4,653	4,808	2,370	2,220	9,232
Amortization of intangible assets	510	1,005	129	501	1,987

Total operating expenses	11,527	11,647	5,868	5,580	23,002

Operating income	3,312	2,652	1,767	1,223	5,088
Financial expenses, net	598	927	260	462	1,628
Other income (expenses), net	7	(9)	1	(2)	(5)

Income before taxes on income	2,721	1,716	1,508	759	3,455
Taxes on income (Note 6)	467	546	303	257	861

Income after taxes on income	2,254	1,170	1,205	502	2,594
Equity in gains (losses) gains of affiliate	182	(81)	70	(33)	38

Income from continuing operations	2,436	1,089	1,275	469	2,632
Loss from discontinued operations, net	-	700	-	518	995

Net income (loss)	$2,436	$389	$1,275	$(49)	$1,637

POINTER TELOCATION LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

U.S. dollars in thousands (except per share data)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2013	2012	2013	2012	2012
	Unaudited

Other comprehensive income (loss):

Currency translation adjustments of foreign operations	$593	$(921)	$(102)	$(1,575)	$299
Realized gains (losses) on derivatives designated as cash flow hedges	(24)	(161)	-	(82)	224
Unrealized gains on derivatives designated as cash flow hedges	-	295	-	32	14

Total comprehensive income (loss)	$3,005	$(398)	$1,173	$(1,674)	$2,174

Profit from continuing operations attributable to:
Equity holders of the parent	1,778	722	971	421	1,833
Non-controlling interests	658	367	304	48	799

	2,436	1,089	1,275	469	2,632

Loss from discontinued operations attributable to:
Equity holders of the parent	-	357	-	219	630
Non-controlling interests	-	343	-	299	365

	$-	$700	$-	$518	$995
Total comprehensive income (loss) attributable to:
Equity holders of the parent	2,081	(343)	887	(1,088)	1,493
Non-controlling interests	924	(55)	286	(586)	681

	$3,005	$(398)	$1,173	$(1,674)	$2,174

Earnings per share attributable to Pointer Telocation Ltd's shareholders:
Basic net earnings per share	$0.32	$0.07	$0.17	$0.04	$0.23

Diluted net earnings per share	$0.32	$0.07	$0.17	$0.04	$0.23

The accompanying notes are an integral part of the interim consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

		Pointer Telocation Ltd.'s Shareholders
	Number of	Share	Additional paid-in	Accumulated other comprehensive	Accumulated	Non- controlling	Total
	shares	capital	capital	income	deficit	interest	equity

Balance as of January 1, 2012	4,860,024	3,353	119,147	837	(96,743)	5,207	31,801
Issuance of shares, net	694,034	517	1,425	-	-	-	1,942
Issuance of shares in respect of Stock-based compensation	1,500	1	4	-	-	-	5
Purchase of subsidiary	-	-	-	-	-	133	133
Stock-based compensation expenses	-	-	265	-	-	-	265
Dividend paid to non-controlling interest	-	-	-	-	-	(1,215)	(1,215)
Exercise of options in subsidiary	-	-	(323)	-	-	323	-
Purchase of non controlling interest	-	-	(228)	-	-	228	-
Sale of subsidiary	-	-	-	-	-	241	241
Other comprehensive income	-	-	-	290	-	247	537
Net income attributable to Non controlling interest	-	-	-	-	-	434	434
Net income attributable to Pointer shareholders	-	-	-	-	1,203	-	1,203

Balance as of December 31, 2012	5,555,558	3,871	120,290	1,127	(95,540)	5,598	35,346

Stock-based compensation expenses	-	-	58	-	-	-	58
Exercise of options in subsidiary	-	-	332	-	-	(332)	-
Other comprehensive income	-	-	-	302	-	265	567
Net income attributable to Non controlling interest	-	-	-	-	-	658	658
Net income attributable to Pointer shareholders	-	-	-	-	1,778	-	1,778

Balance as of June 30, 2013 (unaudited)	5,555,558	3,871	120,680	1,429	(93,762)	6,189	38,407

Accumulated other comprehensive income for nine month that ended on June 30, 2013:

Accumulated loss on derivative instruments	$-
Accumulated foreign currency translation differences, net	1,429

Accumulated other comprehensive income	$1,429

The accompanying notes are an integral part of the interim consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

		Pointer Telocation Ltd. shareholders
	Number of	Share	Additional paid-in	Accumulated other comprehensive	Accumulated	Non-controlling	Total
	shares	capital	capital	income (loss)	deficit	interest	equity

Balance as of January 1, 2012	4,860,024	3,353	119,147	837	(96,743)	5,207	31,801

Issuance of shares, net	50,000	39	99	-	-	-	138
Issuance of shares in respect of Stock-based compensation	1,500	1	4	-	-	-	5
Purchase of subsidiary	-	-	-	-	-	133	133
Stock-based compensation expenses	-	-	168	-	-	-	168
Exercise of options in subsidiary	-	-	(323)	-	-	323	-
Purchase of non controlling interest	-	-	(228)	-	-	228	-
Other comprehensive income	-	-	-	(708)	-	(79)	(787)
Net income attributable to Non controlling interest	-	-	-	-	-	24	24
Net income attributable to Pointer shareholders	-	-	-	-	365	-	365

Balance as of June 30, 2012 (unaudited)	4,911,524	3,393	118,867	129	(96,378)	5,836	31,847

Accumulated other comprehensive income for nine month that ended on June 30, 2012:

Accumulated gain on derivative instruments	$(78)
Accumulated foreign currency translation differences, net	207

Accumulated other comprehensive income	$129

The accompanying notes are an integral part of the interim consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2013	2012	2013	2012	2012
	Unaudited
Cash flows from operating activities:

Net income	$2,436	$389	$1,275	$(49)	$1,637
Adjustments required to reconcile consolidated net income to net cash provided by operating activities:
Depreciation, amortization and impairment	1,913	3,059	830	1,709	5,546
Accrued interest and exchange rate	(19)	4	5	(10)	118
changes of long-term loans to affiliate	-	28	-	28	-
Accrued severance pay, net	(67)	(45)	(27)	(8)	91
Gain from sale of property and equipment, net	(166)	(124)	(98)	(86)	(271)
Equity in losses (gains) of affiliate	(182)	81	(70)	33	(38)
Stock-based compensation	58	168	25	67	265
Decrease in restricted cash	10	6	5	4	15
Decrease (increase) in trade receivables, net	(1,478)	(2,317)	535	721	(1,572)
Decrease (increase) in other accounts receivable and prepaid expenses	(257)	(641)	136	(382)	46
Decrease (increase) in inventories	(94)	883	(59)	81	732
Deferred income taxes, net	432	464	271	100	847
Decrease in long-term accounts receivable	32	233	9	77	234
Increase (decrease) in trade payables	(428)	973	(250)	808	965
Increase (decrease) in other accounts payable and accrued expenses	1,259	941	(157)	(527)	(274)
Net cash provided by operating activities	3,449	4,102	2,430	2,566	8,341

Cash flows from investing activities:
Purchase of property and equipment	(2,436)	(2,398)	(1,409)	(1,091)	(4,033)
Proceeds from sale of property and equipment	798	746	128	314	1,733
Investment and loans/Repayments in affiliate, net	66	(717)	34	12	(669)
Acquisition of subsidiary (a)	-	(251)	-	-	(251)
Purchase of business activity (b)	-	(3,125)	-	-	(3,125)

Net cash used in investing activities	(1,572)	(5,745)	(1,247)	(765)	(6,345)

Cash flows from financing activities:
Receipt of long-term loans from banks	3,681	7,637	2,333	4,456	11,670
Repayment of long-term loans from banks	(5,598)	(5,658)	(2,420)	(3,051)	(12,253)
Dividend paid to non-controlling interest	-	-	-	-	(1,215)
Proceeds from issuance of shares	-	143	-	138	1,947
Short-term bank credit, net	(1,046)	263	(670)	(1,867)	(347)

Net cash provided by (used in) financing activities	(2,963)	2,385	(757)	(324)	(198)

Effect of exchange rate changes on cash and cash equivalents	(194)	125	(351)	94	419
Increase (decrease) in cash and cash equivalents	(1,280)	867	75	1,571	2,217
Cash and cash equivalents at the beginning of the period	3,685	1,468	2,330	764	1,468

Cash and cash equivalents at the end of the period	$2,405	$2,335	$2,405	$2,335	$3,685

POINTER TELOCATION LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Six months ended June 30,		Three months ended June 30,		Year ended December 31,
		2013	2012	2013	2012	2012
		Unaudited
(a)	Acquisition of subsidiary:

	Property and equipment	$-	$22	$-	$-	$22
	Technology	-	58	-	-	58
	Goodwill	-	304	-	-	304
	Non controlling Interest	-	(133)	-	-	(133)

		$-	$251	$-	$-	$251

(b)	Purchase of business activity:
	Working capital	$-	$27	$-	$-	$27
	Property and equipment	-	112	-	-	112
	Customer list	-	1,364	-	-	1,364
	Goodwill	-	1,669	-	-	1,669
	Accrued severance pay, net	-	(23)	-	-	(23)
	Employees accruals	-	(24)	-	-	(24)

		$-	$3,125	$-	$-	$3,125

The accompanying notes are an integral part of the interim consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	SIGNIFICANT ACCOUNTING POLICIES

a.	Unaudited interim financial information:

The accompanying consolidated balance sheet as of June 30, 2013, consolidated statements of operations for the three and six months ended June 30, 2013 and 2012 and consolidated statements of cash flows for the three and six months ended June 30, 2013 and 2012 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for a fair presentation of the Company's consolidated financial position as of June 30, 2013, the Company's consolidated results of operations for the three and six months ended June 30, 2013 and 2012 and the Company's consolidated cash flows for the three and six months ended June 30, 2013 and 2012.

The balance sheet at December 31, 2012 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements.

These consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2012 included in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission ("SEC") on March 19, 2013.

Results for the three and six months ended June 30, 2013 are not necessarily indicative of results that may be expected for the year ending December 31, 2013.

b.	Use of estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. The company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.
In November 2011, Shagrir, together with T.M.C. Transportation Ltd. ("TMC"), signed an agreement for the establishment of a limited partnership, TMC Systems, LP ("the partnership"). Shagrir holds 51% of the partnership's capital. The activities of TMC were transferred to the partnership. The partnership was established at January 1 2012.

The partnership engages in the solutions for management, control and collection of travel fares from taxis and transportation service fleets.

Shagrir granted a shareholders' loan to the partnership in an amount of NIS 2.5 million. This loan carries an annual interest rate of prime plus 4%.

On August 1, 2012, Shagrir signed an agreement to sell the partnership’s entire share capital to Gastech Mobile Communication solution Ltd. for its par value. In addition, Shagrir sold the rights to receive payments from a loan which Shagrir had provided to the partnership in the amount of NIS 2.5 million including interest and linkage to the Israeli CPI for NIS 1 million. As a result the partnership's results are presented as loss from discontinued operations on consolidated statement of income.

The following table presents the results from discontinued operations:

	Period ended June 1 2012	Period ended August 1 2012

Revenues	2	3
Cost of revenues	120	143

Gross loss	(118)	(140)

Operating expenses:
Sales and marketing	48	60
General and administrative	165	181
Impairment of goodwill and intangible asset	354	348

Operating loss	(684)	(729)

Financial expense, net	16	18

Net loss	(700)	(747)

*)	As a result of the partnership's sale a loss was recorded in the amount of $248, and is considered to be a loss on discontinued operation.
**)	Cash flow from discontinued operation was immaterial and as such no discontinued operation presented on the cash flow statement.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Principles of consolidation:

Our consolidated financial statements include the accounts of the Company and its' wholly and majority owned subsidiaries, referred to herein as the group.

Intercompany transactions and balances including profits from intercompany sales not yet realized outside the Company, have been eliminated upon consolidation.

NOTE 2:-	INVENTORIES

	June 30,	December 31,
	2013	2012
	Unaudited

Raw materials	$1,681	$2,060
Work in process	284	135
Finished goods	2,250	1,787

	$4,215	$3,982

NOTE 3:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Charges:

As collateral for its liabilities, the Company has recorded floating charges on all of its assets, including the intellectual property and equipment, in favor of banks.

b.	Collateral:

1.	To secure Shagrir's obligations for providing services to several of its customers, Shagrir provided such customers with a bank guarantee in the amount of about $ 3,196, in effect until April 2017.

2.	The Company obtained bank guarantees in the amount of $ 108 in favor of its lessor and customs.

3.	As of June 30, 2013, the use of $ 98 has been restricted following B.C.R.A. (Central Bank of Argentina) regulations.

c.	Royalties:

The Company has undertaken to pay royalties to the BIRD Foundation ("BIRD"), at the rate of 5% on sales proceeds of products developed with the participation of BIRD up to the amount received, linked to the U.S. dollar. The contingent obligation as of June 30, 2013 is $ 2,473. No royalties were accrued or paid during 2013 and 2012.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

d.	Litigation:

As of June 30, 2013, several claims were filed against Shagrir, mainly by customers. The claims are in an amount aggregating to approximately $ 341. The substance of the claims is the malfunction of Shagrir's products, which occurred during the ordinary course of business. Shagrir's management, based on the opinion of its legal counsel, is of the opinion that no material costs will arise to Shagrir in respect to these claims. Therefore, Shagrir has not recorded any provision regarding these claims.

e.	Commitments:

1.
The Company and DBSI Investments Ltd. ("DBSI"), an equity owner in the Company (see Note 6), have entered into a management services agreement pursuant to which DBSI shall provide management services in consideration of annual management fees of $ 180 for a period of three years commencing on August  1, 2011.

2.
During 1998, the Company entered into an agreement with Shagrir, for the supply of the services and equipment required to set up reception bases to be positioned throughout Israel. An addendum to the agreement was entered into in 2004 (the "First Addendum"). The agreement was for a period of 10 years with an option to extend it by an additional 10 years. During 2008, the Company and Shagrir entered into a second addendum to the agreement that extended the agreement by a period of 5 years, until 2013. The Company and Shagrir will negotiate to renew the agreement prior to its expiry during 2013

3.
Shagrir entered into a management services agreement with its shareholders, pursuant to which the shareholders will grant management services to the Shagrir, in consideration of NIS 1 million per year. This amount is split between the Company (NIS 0.12 million) and the other shareholders of Shagrir.

f.	Covenants:

In respect of the bank loans provided to the Company for the purpose of funding the 2007 acquisition transaction, pursuant to which the Company acquired Cellocator, the Company is required to meet certain financial covenants as follows:

1.	The ratio of the shareholders' equity to the total consolidated assets will not be less than 20% and the shareholders' equity will not be less than $ 20,000, starting December 31, 2007.

2.
The ratio of the Company and its subsidiaries' debt (debt to banks, convertible debenture and loans from others that are not subordinated to the bank less cash) to the annual EBITDA will not exceed 5 in 2008, 4.5 in 2009 and 4 in 2010 and thereafter.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

3.
The ratio of the Company’s debt (debt to banks, convertible debenture and loans from others was not subordinated to the bank less cash) to the annual EBITDA will not exceed 4 in 2008, 3.5 in 2009 and 2.5 in 2010 and thereafter.

As of June 30, 2013 the Company is in compliance and expects to remain in compliance with the financial covenants of our credit facilities in 2013.

Under the credit facility (in respect of the loans denominated in NIS) from the bank, Shagrir is required to meet financial covenants.

The financial covenants are:

1.	The ratio of the debt to the bank to the annual EBITDA will not exceed 5.5.

2.	The ratio of the annual EBITDA to the current maturities (the loan principal plus interest) of long-term loans from the bank will not be less than 1, at any time.

3.	The shareholders' equity, including loans from shareholders, will not be less than NIS 50 million, at any time

4.
Shagrir will not decide on any distribution of dividends in Shagrir without prior written consent from the bank. Shagrir received such consent from the bank prior to its dividend distribution in May and September 2009.

As of June 30, 2013, Shagrir is in compliance and expect to remain in compliance with the financial covenants of its credit facility in 2013.

g.
In December 2011 one of the Company’s Argentinean subsidiaries received a notification from the C.N.C. (Telecommunication Authority Agency) stating that the subsidiary is subject to a new tax (1% over sales related to data transmission) that had not been applicable to the subsidiary in the past.

As of the issuance of these financial statements, the subsidiary had only answered this notification but plans to appeal in the near future. Nonetheless, management has recorded a provision for the full amount (i.e capital plus interest for $193) that were recorded as of June 30, 2013.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	NET EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share from continuing operations:

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2013	2012	2013	2012	2012
	Unaudited
Numerator:
Numerator for basic net earnings per share - Net income from continuing operations	$1,778	$722	$971	$421	$1,833
Effect of diluting securities	-	-	-	-	-

Numerator for diluted net earnings per share - Net income from continuing operations	$1,778	$722	$971	$421	$1,833

Denominator:

Denominator for basic net earnings per share - weighted-average number of shares outstanding (in thousands)	5,556	4,865	5,556	4,868	5,166
Effect of diluting securities (in thousands)	-	-	-	-	-
	5,556	4,865	5,556	4,868	5,166
Denominator for diluted net earnings per share - adjusted weighted average shares and assumed exercises (in thousands)

Basic net earnings per share from continuing operations	$0.32	$0.14	$0.17	$0.08	$0.35

Diluted net earnings per share from continuing operations	$0.32	$0.14	$0.17	$0.08	$0.35

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	NET EARNINGS (LOSS) PER SHARE (Cont)

The following table sets forth the computation of basic and diluted net loss per share from discontinuing operations:

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2013	2012	2013	2012	2012
	Unaudited
Numerator:
Numerator for basic net earnings per share - Net loss from discontinuing operations	$-	$(357)	$-	$(219)	$(630)
Effect of diluting securities	-	-	-	-	-

Numerator for diluted net earnings per share - Net loss from continuing operations	$-	$(357)	$-	$(219)	$(630)

Denominator:

Denominator for basic net earnings per share - weighted-average number of shares outstanding (in thousands)	-	4,865	-	4,868	5,166
Effect of diluting securities (in thousands)	-	-	-	-	-
Denominator for diluted net earnings per share - adjusted weighted average shares and assumed exercises (in thousands)	-	4,865	-	4,868	5,166

Basic net loss per share from discontinuing operations	$-	$(0.07)	$-	$(0.04)	$(0.12)

Diluted net loss per share from discontinuing operations	$-	$(0.07)	$-	$(0.04)	$(0.12)

NOTE 5:-	INCOME TAXES

The effective tax rate for the six-months ended June 30, 2013 was 17% as compared to 20% for the six months ended June 30, 2012. The effective tax rate for the six months ended June 30, 2013 and June 30, 2012 was impacted mainly due to utilization of previously unrecognized tax losses.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a.	Balances with related parties:

	June 30,	December 31,
	2013	2012
	Unaudited

Other accounts payable and accrued expenses:
DBSI (see Note 3e(1))	$52	$52

	$52	$52

b.	Transactions with related parties:

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2013	2012	2013	2012	2012
	Unaudited

Management fees to DBSI (see Note 3e(1))	$90	$90	$45	$45	$180
Sales to affiliate	$361	$822	$232	$458	$1,187

NOTE 7:-	SEGMENT INFORMATION

a.	The following segment identification is identical to the segment used in the latest annual consolidated financial report.

b.	The following presents segment results of operations for the six months ended June 30, 2013 (unaudited):

	Cellocator segment	Pointer segment	Total

Segments revenues	$11,895	$38,508	$50,403
Intersegments revenues	(5,023)	-	(5,023)

Revenues from external customers	$6,872	$38,508	$45,380

Segments operating income	$1,551	$1,587	$3,138

Segments assets	$17,898	$82,816	$100,714

The Pointer segment revenues include revenue from services in the amount of $ 29.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	SEGMENT INFORMATION (Cont.)

The following reconciles segment operating profit and segments assets to net operating profit and assets as reported in the interim consolidated statements of income:

Segments operating income	$3,138
Intercompany gains on intersegment sales	174

Operating income	$3,312

Segments assets	$100,714
Intercompany elimination	(1,064)

Total assets	$99,650

c.	The following presents segment results of operations for the six months ended June 30, 2012 (unaudited):

	Cellocator segment	Pointer segment	Total

Segments revenues	$10,752	$34,959	$45,711
Intersegments revenues	(2,936)	-	(2,936)

Revenues from external customers	$7,816	$34,959	$42,775

Segments operating profit (loss)	$(386)	$2,842	$2,456

Segments assets	$16,585	$78,321	$94,906

The Pointer segment revenues include revenue from services in the amount of $ 27.

The following reconciles segment operating profit and segments assets to net operating profit and assets as reported in the interim consolidated statements of income:

Segments operating income	$2,456
Intercompany gains on intersegment sales	196

Operating income	$2,652

Segments assets	$94,906
Intercompany elimination	(1,393)

Total assets	$93,513

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	SEGMENT INFORMATION (Cont.)

d.	The following presents segment results of operations for the three months ended June 30, 2013 (unaudited):

	Cellocator segment	Pointer segment	Total

Segments revenues	$6,013	$19,733	$25,746
Intersegments revenues	(2,511)	-	(2,511)

Revenues from external customers	$3,502	$19,733	$23,235

Segments operating profit	$697	$883	$1,580

Segments assets	$17,898	$82,816	$100,714

The Pointer segment revenues include revenue from services in the amount of $ 15.

The following reconciles segment operating profit and segments assets to net operating profit and assets as reported in the interim consolidated statements of income:

Segments operating income	$1,580
Intercompany gains on intersegment sales	187

Operating income	$1,767

Segments assets	$100,714
Intercompany elimination	(1,064)

Total assets	$99,650

e.	The following presents segment results of operations for the three months ended June 30, 2012 (unaudited):

	Cellocator segment	Pointer segment	Total

Segments revenues	$5,199	$17,225	$22,424
Intersegments revenues	(1,257)	-	(1,257)

Revenues from external customers	$3,942	$17,225	$21,167

Segments operating profit (loss)	$(1,093)	$2,185	$1,092

Segments assets	$16,585	$78,321	$94,906

The Pointer segment revenues include revenue from services in the amount of $ 14.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	SEGMENT INFORMATION (Cont.)

The following reconciles segment operating profit and segments assets to net operating profit and assets as reported in the interim consolidated statements of income:

Segments operating income	$1,092
Intercompany gains on intersegment sales	131

Operating income	$1,223

Segments assets	$94,906
Intercompany elimination	(1,393)

Total assets	$93,513

f.	The following presents segment results of operations for the year ended December 31, 2012:

	Cellocator segment	Pointer segment	Total

Segments revenues	$22,660	$68,540	$91,200
Intersegments revenues	(6,368)	-	(6,368)

Revenues from external customers	$16,292	$68,540	$84,832

Segments operating profit	$1,731	$3,015	$4,746

Segments assets	$12,522	$85,003	$97,525

Depreciation and amortization expenses	$561	$4,985	$5,546

Expenditures for assets	$156	$3,877	$4,033

The Pointer segment revenues include revenue from services in the amount of $ 54.

The following reconciles segment operating profit and segments assets to net operating profit and assets as reported in the consolidated statements of income:

Segments operating income	$4,746
Intercompany losses on intersegment sales	342

Operating income	$5,088

Segments assets	$97,525
Intercompany elimination	(1,240)

Total assets	$96,285

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	SUBSEQUENT EVENTS

a.
On July 30, 2013, the Israeli Parliament (the Knesset) approved the second and third readings of the Economic Plan for 2013-2014 ("Amended Budget Law") which consists of, among others, fiscal changes whose main aim is to enhance the long-term collection of taxes.

These changes include, among others, raising the Israeli corporate tax rate from 25% to 26.5%, cancelling the lowering of the tax rates applicable to preferred enterprises (9% in development area A and 16% in other areas), taxing revaluation gains and increasing the tax rates on dividends within the scope of the Law for the Encouragement of Capital Investments to 20% effective from January 1, 2014.

The deferred tax balances included in the financial statements as of June 30, 2013 are calculated according to the tax rates that were in effect as of the balance sheet date and do not take into consideration the possible effects of the Amended Budget Law. These effects will be included in the financial statements starting from the actual enactment date, namely in the third quarter of 2013.

The Company examines the effect of the change in tax rates on the deferred tax balances as of June 30, 2013.

b.	On September 12, 2013, a shareholders meeting of the Company approved a Compensation Policy for the Company's directors and officers.

c.
On July 8, 2013, the Board of Directors approved a compensation plan for senior executive and employees of the Company that includes performance based grant and share based stock options convertible to 312,984 of the Company's ordinary shares. The option vesting period is 2-4 years.

d.
On September 16, 2013, the Company signed an agreement to acquire 51.2% of the issued share capital of Pointer do Brasil Comercial S.A. ("Pointer Brasil"). Following the completion of the transaction Pointer will hold 100% of the issued share capital of Pointer Brasil. The closing of the transaction is expected to take place in October 2013. In consideration for the shares the Company will pay approximately US$ 4.3 million in cash, for which it is to receive financing from banks, and shall repay loans to the selling shareholder and to a local bank, over a period of eighteen months, in an aggregate amount of approximately US$ 1.2 million.